

July 1, 2010

Via Facsimile (212) 403-2000 and U.S. Mail
Robert H. Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283

> **Re:** **Airgas, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2010**
> **File No. 1-09344**

Dear Mr. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PREC 14A

General

1. Please revise the proxy statement and the form of proxy card to clearly identify them as preliminary copies. See Rule 14a-6(e) of Regulation 14A.

Proxy Solicitation, page 11

2. Please supplementally advise us of the material features of the contract or arrangement entered into with the company's public relations advisor, BofA, Merrill Lynch and

Goldman Sachs and whether their services are also being used for purposes of soliciting proxies.   See Item 4(b)(3) of Schedule 14A.

3.   As required by Item 4(b)(1) of Schedule 14A, please clarify all the methods employed and to be employed to solicit stockholders. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   If you intend to solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

<u>Election of Directors, page 19</u>

<u>We believe Air Products' nominees may have conflicts of interests with respect to the Offer, page 21</u>

5.   By stating in your cover letter to shareholders that Air Products directors' fiduciary duties have resulted in Air Products' directors seeking to engage in a transaction with Airgas at the lowest possible value, you appear to recognize how fiduciary duties imposed on directors of a company help ensure that those directors' actions inure to the benefit of the shareholders of that company. Given your acknowledgment in the cover letter of directors' fiduciary obligations to their shareholders, you have not provided sufficient support for your belief that Air Products' nominees, if elected to the Airgas Board, may fail to exercise the fiduciary duties they would owe to shareholders of Airgas. Please reconcile this inconsistency. Alternatively, please remove statements that imply Air Products' director nominees, if elected, may fail to exercise their fiduciary duties.

6.   We note assertions that the referenced indemnification and reimbursement arrangements between Air Products' director nominees and Air Products may compromise the Air Products' director nominees' objectivity even after termination of the proxy contest, assuming the director nominees are elected. Please provide us with further support for this assertion. Please address the basis for your belief that these arrangements, which govern the relationship between the director nominees and Air Products during the solicitation, would continue to influence, in the way you describe, the director nominees' actions in the future, assuming they are elected to the Board. Moreover, given that these arrangements appear to be customary, please explain the basis for concluding that these particular arrangements between Air Products and its nominees, could result in a loss of the Air Products' director nominees' objectivity.

7.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements

you make with respect to the following:

- "Air Products seeks a transaction with Airgas at the *lowest possible value for Airgas stockholders…*"(emphasis added);
- Mr. McCausland provides Airgas with "ethical [and] decisive… leadership…";
- "Air Products is seeking to obtain control of Airgas in order to preempt Airgas's ability to benefit from the recovering United States economy…"; and,
- "Airgas is well-positioned to thrive as the economy recovers…"

Where the basis of support is other documents such as reports, articles or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

8. We refer to our comment letter dated March 31, 2010. As noted in comment 1, disclosure regarding the future performance and success the Board believes Airgas will achieve should be appropriately balanced in soliciting materials. Please revise to include disclosure in the proxy statement that acknowledges that Airgas' future performance or continued extraordinary performance is not assured.

Air Products' Proposal to Accelerate the 2011 Annual Meeting…, page 65

9. You disclose that the proposal is an attempt to "allow Air Products to facilitate its inadequate offer to the detriment of other Airgas stockholders, including limiting Airgas' ability to pursue an alternative transaction with potential bidders, other than Air Products…" Please revise to characterize this as a statement of your opinion or belief.

10. Please see our prior comment. Please revise to clearly state whether the Board has entered, or is seeking to enter into, any discussions with interested parties regarding an alternative transaction.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: David Katz, Esq. (via facsimile)
        Wachtell, Lipton, Rosen & Katz